UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2025

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer

Dated: August 5, 2025

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

 CAMTEK ANNOUNCES RECORD RESULTS
FOR THE SECOND QUARTER OF 2025
Anticipates continued growth in Q3, with revenues of approximately $125 million, representing an annualized run rate of half a billion dollars

MIGDAL HAEMEK, Israel – August 5, 2025 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the second quarter ended June 30, 2025.

2025 Second Quarter Financial Highlights

•	Record revenues of $123.3 million, a 20% YoY increase;

•	GAAP gross margin of 50.8% and non-GAAP gross margin of 51.9%;

•	GAAP operating income of $32.0 million (up 24% YoY) and non-GAAP operating income of $37.4 million (up 21% YoY), representing operating margins of 25.9% and 30.3%, respectively; and

•	GAAP net income of $33.7 million (up 20% YoY) and non-GAAP net income of $38.8 million (up 19% YoY); GAAP diluted EPS of $0.69 and non-GAAP diluted EPS of $0.79.

Forward-Looking Expectations

Management expects continued growth in the third quarter of 2025 with revenue of approximately $125 million, representing an annual run rate of half a billion dollars in revenue.

Management Comment

Rafi Amit, Camtek’s CEO commented, “Camtek continues to deliver record performance in 2025, with 20% year-over-year growth in revenues and strong gross margins at around the 52% level, contributing to record quarterly operating income. Our ongoing growth continues to be driven primarily by the high-performance computing applications for AI.”

Continued Mr. Amit, “The Advanced Packaging segment is rapidly evolving with technological advancements, to support the requirements of the fast-paced evolution of High-Performance Computers for AI. The market for advanced packaging solutions that enable AI is projected to grow at a rapid rate in the coming years. We anticipate these new requirements to trigger an industry-wide upgrade cycle, fueling demand for next-generation inspection and metrology tools. Our recently introduced Eagle G5 and Hawk systems are built with a view of these new technological requirements and have, to date, been very well received by the market.”

Concluded Mr. Amit, “Looking ahead, in the third quarter we expect to reach our significant milestone and long-term goal of half a billion dollars in revenue, and we continue to have a healthy order flow and pipeline into the fourth quarter. Camtek has become a market leader in its domain. We believe that the new packaging technologies represent major growth opportunities for us in the coming years.”

Second Quarter 2025 Financial Results

Revenues for the second quarter of 2025 were $123.3 million. This compares to second quarter 2024 revenues of $102.6 million, a year-over-year growth of 20%.

Gross profit on a GAAP basis in the quarter totaled $62.2 million (50.8% of revenues), an increase of 22% compared to $51.1 million (49.9% of revenues) in the second quarter of 2024.

Gross profit on a non-GAAP basis in the quarter totaled $64.0 million (51.9% of revenues), an increase of 22% compared to $52.4 million (51.0% of revenues) in the second quarter of 2024.

Operating income on a GAAP basis in the quarter totaled $32.0 million (25.9% of revenues), an increase of 24% compared to $25.9 million (25.2% of revenues) in the second quarter of 2024.

Operating income on a non-GAAP basis in the quarter totaled $37.4 million (30.3% of revenues), an increase of 21% compared to $30.8 million (30.0% of revenues) in the second quarter of 2024.

Net income on a GAAP basis in the quarter totaled $33.7 million, or $0.69 per diluted share, an increase of 21% compared to net income of $28.0 million, or $0.57 per diluted share, in the second quarter of 2024.

Net income on a non-GAAP basis in the quarter totaled $38.8 million, or $0.79 per diluted share, an increase of 19% compared to a non-GAAP net income of $32.6 million, or $0.66 per diluted share, in the second quarter of 2024.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of June 30, 2025, were $543.9 million compared to $522.6 million as of March 31, 2025. During the second quarter, the Company generated an operating cash flow of $23.5 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on August 5, 2025, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_vO7fjrtzSI2vxwrecVbQNQ

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand  and future contribution of HPC, HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and geographies; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; our dependency on the semiconductor industry and the risk that adverse economic conditions, reduced capital expenditures, or cyclical downturns may negatively impact our results; the concentration of our business in certain Asia Pacific countries, particularly China, Taiwan, and Korea, which may be subject to trade restrictions, regulatory changes, or geopolitical tensions; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2025 as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets (Unaudited)

(In thousands)

	June 30,	December 31,
	2025	2024
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	192,028	126,224
Short-term deposits	204,000	231,000
Marketable securities	39,965	30,813
Trade accounts receivable, net	112,018	99,471
Inventories	133,709	111,204
Other current assets	21,218	21,347

Total current assets	702,938	620,059

Long-term deposits	20,000	26,000
Marketable securities	87,867	87,115
Long-term inventory	15,359	11,879
Deferred tax asset, net	3,711	3,090
Other assets, net	2,060	2,001
Property, plant and equipment, net	56,805	54,196
Intangible assets, net	11,656	13,357
Goodwill	74,345	74,345

Total non- current assets	271,803	271,983

Total assets	974,741	892,042

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	40,895	46,630
Other current liabilities	89,080	77,280

Total current liabilities	129,975	123,910

Long-term liabilities
Deferred tax liabilities, net	5,210	5,606
Other long-term liabilities	14,600	15,366
Convertible notes	198,472	197,925
Total long-term liabilities	218,282	218,897

Total liabilities	348,257	342,807

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2025 and at December 31, 2024;
47,794,821 issued shares at June 30, 2025 and 47,541,682 at December 31, 2024;
45,702,445 shares outstanding at June 30, 2025 and 45,449,306 at December 31, 2024	178	177
Additional paid-in capital	223,206	214,931
Accumulated other comprehensive income (loss)	1,170	203
Retained earnings	403,828	335,822
	628,382	551,133
Treasury stock, at cost (2,092,376 shares as of June 30, 2025 and December 31, 2024)	(1,898)	(1,898)

Total shareholders' equity	626,484	549,235

Total liabilities and shareholders' equity	974,741	892,042

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Income (Unaudited)

(in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	241,955	199,601	123,317	102,591	429,234
Cost of revenues	118,780	103,638	60,706	51,447	219,283

Gross profit	123,175	95,963	62,611	51,144	209,951

Operating expenses:
Research and development	21,836	18,146	11,474	9,196	38,287
Selling, general and administrative	36,665	30,694	19,163	16,063	63,595
Total operating expenses	58,501	48,840	30,637	25,259	101,882

Operating income	64,674	47,123	31,974	25,885	108,069

Financial income, net	10,375	10,624	4,942	5,014	23,169

Income before income taxes	75,049	57,747	36,916	30,899	131,238

Income tax expense	(7,043)	(4,984)	(3,221)	(2,935)	(12,723)

Net income	68,006	52,763	33,695	27,964	118,515

Earnings per share information:	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share (in US dollars)	1.49	1.17	0.74	0.62	2.62

Diluted net earnings per share (in US dollars)	1.39	1.08	0.69	0.57	2.62

Weighted average number of
ordinary shares outstanding:

Basic	45,622	45,160	45,682	45,246	45,279

Diluted	49,306	49,283	49,327	49,310	49,369

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	68,006	52,763	33,695	27,964	118,515

Acquisition of FRT related expenses (1)	1,300	4,034	650	650	5,334
Share-based compensation	8,203	7,109	4,493	3,991	14,775
Non-GAAP net income	77,509	63,906	38,838	32,605	138,624

Non–GAAP net income per diluted share	1.57	1.30	0.79	0.66	2.83
Gross margin on GAAP basis	50.9%	48.1%	50.8%	49.9%	49.6%
Reported gross profit on GAAP basis	123,175	95,963	62,611	51,144	209,951
Acquisition of FRT related expenses (1)	1,220	4,582	610	610	5,802
Share-based compensation	1,344	1,006	763	608	2,197
Non- GAAP gross profit	125,729	101,551	63,984	52,362	217,950
Non-GAAP gross margin	52.0%	50.9%	51.9%	51.0%	50.8%

Reported operating income attributable to Camtek Ltd. on GAAP basis	64,674	47,123	31,974	25,885	108,069
Acquisition of FRT related expenses (1)	1,856	5,599	928	928	7,455
Share-based compensation	8,203	7,109	4,493	3,991	14,775
Non-GAAP operating income	74,733	59,831	37,395	30,804	130,299

(1)          During the six-month period ended June 30, 2025, the Company recorded acquisition-related expenses of $1.3 million, consisting of: (1) $1.2 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.6 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended June 30, 2025, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the six-month period ended June 30, 2024, the Company recorded acquisition-related expenses of $4.0 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $1.2 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.6 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $1.6 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended June 30, 2024, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2024, the Company recorded acquisition-related expenses of $5.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $2.1 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.